July 25, 2024

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

       Re: Webull Corporation
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted June 17, 2024
           CIK No. 0001866364
Dear Anquan Wang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 31, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4
General

1. We note from media reports and your website that users will be allowed to trade fractional bonds on the Webull platform. Please tell us whether and to what extent the fractional bond trading program is operational and describe to us the mechanics of how this program works or will work, including the roles of Apex Fintech Solutions Inc. and Moment
       Technology, Inc. Also provide your legal analysis under Section 2(a)(1) of the Securities
       Act as to whether the offer and sale of fractional bonds or other fixed income products through your platform represents a separate or new security. See Abrahamson v.
       Fleschner, 586 F.2d 862 (2d Cir. 1977), and Gary Plastic Packaging Corp.
v. Merrill
       Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).
 July 25, 2024
Page 2

Cover Page

2. Refer to your response to comment 2. Please revise your disclosure here and in the resale prospectus to state that the selling shareholders are underwriters. Webull Corporation Financial Statements
Note 2. Summary of Significant Accounting Principles
Receivables from Customers, page F-9

3. We acknowledge your response to the second bullet of prior comment 9. As collectability being reasonably assured is not a criterion under the allowance guidance in ASC 326, please revise your disclosure to remove that reference and instead refer to the expected credit losses concept.
Marketing and Branding, page F-18

4. We acknowledge your response to prior comment 12. You told us that your platform users who receive free stocks in their brokerage accounts are not customers as defined in ASC
       606 since they have not contracted with your broker-dealer subsidiary for services in exchange for consideration, your platform users do not pay to access your platform, and the market makers and liquidity providers who compensate your broker-dealer subsidiary are customers within the scope of ASC 606. We note that in markets outside of the
       United States, you typically charge commissions directly to your retail customers. Please tell us whether these retail customers are customers within the scope of ASC 606 and, if so, how you considered ASC 606-10-32-25.
Deferred Equity Offering Costs, page F-18

5. We acknowledge your response to prior comment 13. We note that the passage of time from your previous F-1 confidential submissions mentioned in your response and your initial current F-4 confidential submission is significantly in excess of the short postponement of up to 90 days as contemplated in SAB 5A. Please tell us why this delay and the change to a de-SPAC transaction is not the abandonment of your initially contemplated initial public offering necessitating the write-off of all deferred costs directly related to that attempted offering.
Note 5. Discontinued Operations, page F-25

6. We continue to evaluate your response to prior comment 14 and may have additional comments.
 July 25, 2024
Page 3

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets